UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Authorized Share Increase

On May 29, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), approved an increase in the capitalization of the Company from (i) a maximum of 22,321,429 shares of US$0.0896 par value each divided into 22,033,929 class A ordinary shares of US$0.0896 par value each (the Class A Shares) and 287,500 class B ordinary shares of US$0.0896 par value each (the Class B Shares) to (ii) a maximum number of shares authorized for issuance to 3,422,321,429 shares of US$0.0896 par value each divided into 2,822,033,929 class A ordinary shares of US$0.0896 par value each and 600,287,500 class B ordinary shares of US$0.0896 par value each, by the addition of 2,800,000,000 Class A Shares and 600,000,000 Class B Shares.

In order to effectuate the increase, the Company filed a third amended and restated memorandum and articles of association, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 3.1.

The foregoing description of each of the increase in authorized capital described herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the third amended and restated memorandum and articles of association, which is incorporated herein by reference.

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)